                                                                                                February 27, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:        Mr. Michael Fay

Mail Stop 3561

RE:       Sequa Corporation
File 1-804
Form 10-K:  For the Year Ended

                                                                            December 31, 2005

Dear Mr. Fay,

We write in response to your February 20, 2007 letter to Donna M. Costello.  We are, respectively, John Dowling, the Senior Vice President, Legal (the chief legal officer of Sequa Corporation (“Sequa”)) and Christine Richardson, Vice Chairman and CEO (the chief executive officer), of Chromalloy Gas Turbine Corporation (“Chromalloy”).  The latter was one of the principal negotiators for Chromalloy of the UAL Contract No. 155340, as amended (the “UAL Agreement”).

We regret and apologize that our responses to date have not been as responsive and detailed as they should have been.  You have not only our full attention, but the full attention of all Sequa senior management.  We are very concerned about this matter, and hope that we can resolve this matter in order to allow Sequa to timely file its financial statements.

We respectfully disagree with your analysis of the UAL Agreement.  Based on the legal analysis set forth below and based on our negotiations with United, United is obligated to continue to pay monthly fees on MBOH basis after it gives notice of termination for convenience until the contract terminates 120 days later.  After you have had the opportunity to review this letter, we would appreciate an opportunity to meet with you personally to discuss this and any other issues you may have concerning our power by the hour contracts.

Contract Background

By way of background, in 2002  United Airlines was mired in bankruptcy.  In order to achieve economies of scale and greater efficiencies, in the airline’s jet engine overhaul shop, the airline elected to subcontract out the administration and maintenance activities of its entire Boeing 757 engine (PW2037) fleet save for the strip down and rebuild activities associated with the engine overhaul which remained in the San Francisco overhaul shop.  The program was competitively bid.

Services and Products contemplated under the Request for Quote (“RFQ”) were consolidation of all of the purchasing of spare parts and ownership of inventory to support the program, whether its own or inventory purchased from another vendor, including repaired parts, new parts and purchasing of surplus parts under the auspices of the single selected bidder, which would in turn act as subcontractors to the selected bidder.  Other products and services required of the winning bidder  were engineering, administration and surveillance and responsibility for  all outside vendors.  Acquisition of United’s then current inventory was a requirement.  Under this arrangement the airline would unburden itself of the necessity to maintain personnel to perform purchasing activities as well as the surveillance of the many vendors associated with the maintenance of this engine overhaul program.  As well, over the years, the airline had brought in-house many component clean and inspect, component repair and process activities which would much more efficiently be outsourced.  The program required the selected bidder to deliver an entire engine set of parts back to the airline within 72 hours after having been delivered a set of “dirty” (as removed) parts.  These parts had to meet all of the engineering and safety requirements set forth in United’s maintenance manual for the Pratt & Whitney 2037 engine, as well as a number of other requirements.  The 72 hour requirement would allow United to strip and rebuild the engine within a much more efficient time span. i.e., at the onset of the program United was stripping and rebuilding engines at the rate of approximately 75 days.  This time span is now, as contemplated, approximately 30 days.  This would save the airline many hours of labor, reducing the “wait time” for parts by United mechanics, through no fault of their own,  for parts from sometimes as long as 120 days down to a finite 72 hours.   The natural result of this achievement of efficiencies allows the airline to return its engines to service approximately 45 days earlier and reduces the need for leasing engines to supplement its build schedule.

The two final bidders were the original equipment manufacturer (OEM) and Chromalloy, which is arguably the only independent provider of such services that could effectively compete with the OEM.  One of Chromalloy’s advantages, among others, is its ability to repair through advanced technology many more parts than the OEM, as this is Chromalloy’s primary business.

Payments on MBOH Basis

Article 3.2 contemplates payments for Products and Services on two different scales, a “time and materials” basis and an MBOH basis (i.e., as for flight hours flown by the aircraft engines which are the subject of the UAL Agreement).

With respect to the payments on an MBOH basis, Section 3.2 states:

“For Services performed on an MBOH basis, Appendix 2 (Monthly Flight Hours Update) will be authorized and verified within fifteen (15) days of the end of each month. United will pay for Services and Products within fifteen (15) days after completion and acceptance of Appendix 2 by United and Seller.”

Please note that the quoted language does not specify any time period for the performance of the Services, e.g., it does not say “for Services performed during the month to which the payment relates.”

The referenced Appendix 2 states:

“Monthly Flight Hours Update:

In order to properly monitor the MBOH engines, a report will be required from United on a monthly basis that includes the average number of flight hours flown for all the engines included in the MBOH rate.  See sample report form below.

MONTHLY STATEMENT OF FLIGHT HOURS

FOR

UNITED AIRLINES PW2000 MBOH ENGINES

Total Number of Hours Flown	Total Number of Cycles Flown	Take-off Derate

AUTHORIZED UNITED AIRLINES SIGNATURE:

NAME (Print):

TITLE (Print):

SIGNATURE:

DATE:

CHROMALLOY VERIFICATION:

NAME (Print):

TITLE (Print):

SIGNATURE:

DATE:                                                                                                                    ”

Please note there are only three components upon which the MBOH payment is based (Hours Flown, Cycles Flown (reset annually) and Take-off Derate (reset annually)), none of which relates to Services or Products.

Thus, Chromalloy is paid monthly on an MBOH basis regardless of the level of Products and Services delivered during the month and indeed regardless of whether any Products or Services are delivered.  (Payment under the UAL Agreement currently approximates $______ million per month.)   Payments on an MBOH basis do not relate to the value of Products and Services delivered in any given month.  In fact, it is not uncommon in a power by the hour contract not to deliver any Products or Services in any given month or series of months and to continue to be paid under the applicable contract.

Please note also that there is no provision in Section 3 or elsewhere in the UAL Agreement terminating United’s obligation to make payments on an MBOH basis upon the giving of notice of termination.  Additionally, Chromalloy has neither waived nor otherwise forfeited any rights to such payments.

Thus, United is obligated under Article 3 to make its monthly payments until termination and at present, termination would not be effective until the expiration of such 120 days after notice.

Termination for Convenience

Article 20.1 requires United to provide Chromalloy with 60 days’ advance notice (later amended to 90 days and thereafter to 120 days) prior to termination.  Notwithstanding notice of termination, the UAL Agreement remains in effect prior to the effective date of termination.

It is important to understand the purpose and function of the notice period for termination.  In the event of termination for convenience, Chromalloy would

“(i) discontinue all work with respect to that part of this Agreement so terminated by United, (ii) place no further orders or subcontracts for materials or services as to that part of the work terminated, and (iii) take such other reasonable action as may reduce the termination costs due Seller under this Article.”

Section 20.6 provides that termination in whole “will not affect any other rights or obligations of the parties . . .”.  Thus from United’s point of view, there is no need for a notice period as its rights against Chromalloy would remain.

The purpose of the notice period is for Chromalloy to continue to be paid on an MBOH basis during the notice period.  By way of background, the UAL Agreement was negotiated over a period of many months.  In addition to me, Chris Richardson, another negotiator for Chromalloy was a senior member of Sequa’s Law Department who, at the request of Sequa’s auditors, provided an opinion (copy attached) regarding the UAL Agreement.

  A principal business issue that Chromalloy and United were negotiating prior to and after executing the UAL Agreement, was the length of the notice period.  United’s initial position was only a 30-day notification prior to termination.  This was unacceptable.  During these negotiations, Chromalloy granted United certain concessions, including reduction of $____ per flight hour for the first two years of the term and United agreed to a 60-day notification prior to termination and other favorable terms.

Our letters to you did not explain the significance of the amendments which Chromalloy negotiated with United with respect to the time periods for United’s right to terminate for convenience.  This notice period was later extended to 90 days and thereafter to 120 days, which is presently in effect.

The UAL Agreement, as we said, was the result of a competitive bidding process.  To initiate such bidding process, United issued a RFQ which, among other things, specified the number of engines to be overhauled during the early stages of the UAL Agreement.  At the outset of the UAL Agreement, Chromalloy experienced significantly more engine overhauls than were originally specified in the RFQ.  Under the UAL Agreement, Chromalloy provided Products and Services solely under time and materials basis through February, 2004.  MBOH payments commenced March 1, 2004 in addition to time and material deliveries, both of which continue to this date.  During the early part of 2004, it became apparent that United would be required to overhaul more engines in the very early stages of the UAL Agreement than was originally contemplated.  This was due to the fact that, contrary to United’s representations, the original equipment manufacturer (OEM) did not grant life extensions for its life limited parts for these engines, which the OEM was providing under a separate agreement.

Chromalloy recognized it could have financial exposure if it continued to deliver more Products and Services than would be covered under the 60-day notice period in the event United were to Terminate for Convenience and  we informed United  that the RFQ had understated significantly the number of engine overhauls in the early stages of the UAL Agreement.  As a result, Chromalloy negotiated an additional 30 days on August 7, 2004, for a total of 90 days’ notice.  This trend of delivering more than originally anticipated Products and Services continued, and Chromalloy was granted an additional 30 days’ notice on November 2, 2004, taking it to the present 120 days.

We are hopeful that the foregoing will be of assistance to you and we both would welcome the opportunity to meet with you and answer any further questions.

            Very truly yours,                                               Very truly yours,

            /s/ John J. Dowling III                                       /s/ Christine Richardson

            John J. Dowling III                                           Christine Richardson
            Sr. Vice President, Legal                                  Vice Chairman and CEO
            Sequa Corporation                                           Chromalloy Gas Turbine Corporation